September 24, 2014

Prot. 0002689-TI

Ms. Cecilia Blye - Chief Office of Global Security Risk
Ms. Jennifer Hardy - Special Counsel
Mr. Larry Spirgel - Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telecom Italia S.p.A.
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed April 15, 2014
File No. 1-13882

Dear Ms. Blye:

Thank you very much for your letter dated September 15, 2014, setting forth comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission on the annual report on Form 20-F for the year ended December 31, 2013, (the "2013 Form 20-F") of Telecom Italia S.p.A. ("Telecom Italia", also referred to in this letter as "we" ).

We hereby confirm that we will submit our responses to the Staff's comments on the 2013 Form 20-F on or before October 20, 2014.

We would like to express our appreciation for your cooperation. Please do not hesitate to contact Mr. Piergiorgio Peluso, Chief Financial Officer and Head of Administration, Finance and Control (tel: +39-06-3688-3271, fax: +39-06-3688-3338) or our counsel, Jeffrey M. Oakes, at 011-44-20-7418-1386 (fax: 011-44-20-7710-4886) to discuss any questions or comments.

Very truly yours,

/s/ Antonino Cusimano
Antonino Cusimano
General Counsel

cc:	Jeffrey M. Oakes
Davis Polk & Wardwell London LLP

Paolo Caccini
PricewaterhouseCoopers S.p.A.

Telecom Italia S.p.A Sede legale: Piazza degli Affari, 2 - 20123 Milano - Sede secondaria e Direzione Generale: Corso d'Italia, 41 · 00198 Roma
Cod. Fisc. / P . IVA e Iscriz. al Reg. delle Imp. di Milano: 00488410010 - Iscriz. al Reg. A.E.E. IT08020000000799 - Cap. Soc. € 10.723.391.861,60